                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           (Amendment No. ________)/1/

                        MENDOCINO BREWING COMPANY, INC.
            -------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
            -------------------------------------------------------
                        (Title of Class of Securities)

                                  586579 10 4
            -------------------------------------------------------
                                (CUSIP Number)


                             Alan Talkington, Esq.
                      Orrick, Herrington & Sutcliffe LLP
                              400 Sansome Street
                            San Francisco, CA 94111
                                (415) 773-5762


           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               October 24, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

                        (Continued on following pages)

            (EXHIBIT INDEX APPEARS ON SEQUENTIALLY NUMBERED PAGE 9)

/1/     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 586579 10 4                 13D                PAGE 2
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON               United Breweries of America, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [_]
                                                                       (B) [X]
------------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                                                   OO,AF

------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [_]
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

------------------------------------------------------------------------------
                     7.     SOLE VOTING POWER                       2,119,647*
     NUMBER OF
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8.     SHARED VOTING POWER                             0
     OWNED BY
       EACH        -----------------------------------------------------------
    REPORTING        9.     SOLE DISPOSITIVE POWER                  2,119,647*
      PERSON
       WITH        -----------------------------------------------------------
                    10.     SHARED DISPOSITIVE POWER                        0

------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    2,119,647*
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 44.5%

------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                              CO

------------------------------------------------------------------------------

----------------
* Includes 517,647 shares issuable to the Reporting Person pursuant to the Investment Agreement. See Item 4.

-----------------------                                  ---------------------
  CUSIP NO. 586579 10 4                 13D                PAGE 3
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON                                    Vijay Millya

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [_]
                                                                       (B) [X]
------------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                                                      AF

------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [_]
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION                              India

------------------------------------------------------------------------------
                     7.     SOLE VOTING POWER                               0
     NUMBER OF
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8.     SHARED VOTING POWER                     2,119,647*
     OWNED BY
       EACH        -----------------------------------------------------------
    REPORTING        9.     SOLE DISPOSITIVE POWER                          0
      PERSON
       WITH        -----------------------------------------------------------
                    10.     SHARED DISPOSITIVE POWER                2,119,647*

------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    2,119,647*
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 44.5%

------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                              IN

------------------------------------------------------------------------------

----------------
* Includes 517,647 shares issuable to the Reporting Person pursuant to the Investment Agreement. See Item 4.

With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

Item 1.  Security and Issuer
         -------------------

        This Statement relates to the Common Stock, no par value (the "Common Stock"), of Mendocino Brewing Company, Inc., a California corporation (the "Issuer"), whose principal executive offices are located at P.O. Box 400, 13551 South Highway 101, Hopland, California 95449.

Item 2.  Identity and Background
         -----------------------

        (a, b, c and f) This Statement is being filed by (i) United Breweries of America, Inc., a Delaware corporation (the "Reporting Person"), and (ii) Vijay Mallya ("Mallya"). The Reporting Person is owned by a foreign corporation, the shares of which are controlled by fiduciaries who may exercise discretion in Mallya's favor amongst others. The principal office of the Reporting Person is Three Harbor Drive, Suite 115, Sausalito, California 94965. The principal business of the Reporting Person is to make investments in and participate in the craft brewing industry in the United States. Schedule I hereto sets forth the name, principal business, address and citizenship of Mallya and each of the executive officers and directors of the Reporting Person and is incorporated herein by reference.

        (d) Neither the Reporting Person, nor Mallya, nor to the best knowledge of either the Reporting Person or Mallya, any person with respect to which information is provided in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither the Reporting Person, nor Mallya, nor to the best knowledge of either the Reporting Person or Mallya, any person with respect to which information is provided in response to this Item 2 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

        The Issuer and the Reporting Person entered into an Investment Agreement dated as of October 24, 1997 (the "Investment Agreement") pursuant to which the Issuer agreed to sell and the Reporting Person agreed to purchase (i) 941,176 shares of Issuer's Common Stock at a purchase price of $4.25 per share, for $4,000,000 in cash, (ii) 2,000 shares of Issuer's Common Stock in consideration for The UB Group, an affiliate of the Reporting Person, making a $250,000 refundable deposit in May 1997, and (iii) 1,176,471 shares of Issuer's Common Stock, at a valuation of $4.25 per share, in exchange for the Reporting
Person's contribution of 100% of the equity interest in Releta Brewing Company LLC ("Releta"), a Delaware limited liability company whose assets consisted of a brewery in Saratoga Springs, New York. The Investment Agreement is attached hereto as Exhibit 2 and is hereby incorporated by reference. Pursuant to the Investment Agreement, on October 24, 1997, the Issuer issued 1,602,000 shares of Common Stock to the Reporting Person in consideration for $1,800,000 that the Reporting Person had paid to Issuer prior to or on that date, the deposit made in May 1997 and the contribution of the equity interest in Releta by the Reporting Person. Pursuant to the Investment Agreement, the Issuer agreed to issue 211,765 shares of Common Stock to the Reporting Person on November 15, 1997 in exchange for $900,000 and agreed to issue 305,882 shares of Common
Stock to the Reporting Person on November 30, 1997 in exchange for $1,300,000.

        The Reporting Person advanced $1,753,000 to the Issuer prior to the date of the Investment Agreement pursuant to the terms and conditions of a Refundable Deposit Agreement dated as of May 2, 1997 between an affiliate of the Reporting Person, The UB Group, and the Issuer (the "Refundable Deposit Agreement"). The Refundable Deposit Agreement is attached hereto as Exhibit 3 and is hereby incorporated by reference. The funds advanced pursuant to the Refundable Deposit Agreement and paid to the Issuer as of the date of the Investment Agreement were provided by the Reporting Person from capital contributions it received from its affiliates. The Reporting Person currently anticipates that the funds that will be used to acquire the shares on November 15, 1997 and November 30, 1997 as described above will be provided by the Reporting Person from additional capital contributions it receives from its affiliates.

Item 4.  Purpose of Transaction

        The Reporting Person has acquired shares of Common Stock for the purpose of investment.

Matters Arising From the Investment Agreement
---------------------------------------------

        Purchase of Shares.  As set forth in the Investment Agreement and as
        ------------------
described in Item 3, the Issuer has agreed, pursuant to the Investment Agreement, to issue 211,765 and 305,882 shares of Common Stock on November 15, 1997 and November 30, 1997, respectively, in exchange for the delivery of checks in the amounts of $900,000 and $1,300,000, respectively, by the Reporting Person.

        Right of First Offer.  In connection with the Investment Agreement, the
        --------------------
Issuer has granted the Reporting Person, as long as it continues to own at least 10% of the outstanding voting securities of the Issuer and subject to the terms and conditions set forth in the Investment Agreement, the right to participate in future sales by the Issuer of its equity securities. After receiving notice of the Issuer's intention to offer equity securities, the Reporting Person has the right to purchase on the same terms and conditions set forth in the notice that number of equity securities that when added to the number of shares of Common Stock held by the Reporting Person will give the Reporting Person 45% of the Common Stock of the Issuer on a fully diluted basis.

        Covenants.  In connection with the Investment Agreement, the Issuer has
        ---------
entered into certain covenants whereby the Issuer has agreed not to, without the written consent of the Reporting Person, among other things: (i) as long as the Reporting Person continues to own at least 10% of the outstanding voting securities of the Issuer, issue securities to any party which would enable such party to exceed the percentage ownership of the voting securities owned by the Issuer, (ii) issue any securities senior to the securities issued to the Reporting Person, (iii) make any acquisitions or investments which exceed 50% of the book value of the Issuer, (iv) sell or otherwise dispose of its assets if the assets if an aggregate book value exceeding 50% of the aggregate book value of the Issuer's assets, (v) loan employees money in amounts greater than $25,000 in the aggregate, (vi) change its capital structure, (vii) sell equity securities to any person or entity engaged in the business of brewing, producing or distributing malt or any alcoholic beverages in North America or India, (viii) give any person or entity the right to name or designate more than three members of the Board of Directors, (ix) enter into related party transactions except if on terms no less favorable to the Issuer than could be obtained in arms-length transaction (this provision does not apply to transactions with the Reporting Person or its affiliates), and (x) merge or consolidate unless the Issuer is the surviving Issuer and the shareholders of Issuer immediately prior to the merger or consolidation will own more than 50% of voting power and economic rights of the shares in the surviving Issuer.

        Board of Directors.  Pursuant to the Investment Agreement, the Board of
        ------------------
Directors now has seven members consisting of four nominees of the Reporting Person, including Mallya, who is now Chairman of the Board, Michael Laybourn, the former Chairman of the Board of Directors and two independent existing board members. In connection with the Investment Agreement, the two independent members of the Board of Directors have agreed to resign effective as of 12/31/97 and will be replaced by two new independent directors acceptable to the Reporting Person.

        Ancillary Agreements. In connection with the Investment Agreement,
        --------------------
certain stockholders of the Issuer (the "Original Partners"), the Issuer and the Reporting Person have entered into the Shareholders' Agreement dated as of October 24, 1997 (the "Shareholders' Agreement"), and the Registration Rights Agreement dated as of October 24, 1997 (the "Registration Rights Agreement"). The Shareholders' Agreement and the Registration Rights Agreement are attached hereto as Exhibits 4 and 5, respectively, and are incorporated herein by reference in their entirety.

        Pursuant to the terms of the Shareholders' Agreement, each of the Original Partners has granted the Reporting Person a right of first refusal with respect to any shares held by such Original Partner that he seeks to sell. The Reporting Person, after receiving notice of a proposed sale, may purchase on the same terms and conditions set forth in the notice, all of the shares to be sold by such Original Partner. In addition, the Shareholders' Agreement provides that the Reporting Person and the Original Partners shall use their best efforts as shareholders of the Issuer to elect seven directors to the Board of Directors of the Issuer consisting of: (i) four nominees of the Reporting Person, (ii) two independent directors acceptable to the Reporting Person and (iii) one nominee selected by Michael Laybourn, one of the Original Partners and President of the Issuer; provided, however, that if Michael Laybourn fails to make such a nomination then the Original Partners by a majority vote shall nominate such director. The Shareholders' Agreement terminates on December 31, 2004.

        Pursuant to the terms of the Registration Rights Agreement, the Issuer has granted the Reporting Person and the Original Partners certain registration rights with regard to shares of Common Stock held by them. Subject to certain specified exceptions and limitations, the Reporting Person is entitled to (i) have the Issuer file a shelf registration statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Reporting Person's shares of Common Stock, (ii) demand the Issuer file up to three registration statements under the Securities Act with respect the Reporting Person's shares of Common Stock and (iii) participate in sales of Common Stock by the Issuer or other shareholders pursuant to a registration statement under the Securities Act. The Original Partners have, subject to certain specified exceptions and limitations, the right to participate in sales of Common Stock by the Issuer or other shareholders pursuant to a registration statement under the Securities Act.

        Other than as discussed herein, the Reporting Person does not have any present plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer
         --------------------------------

As of October 24, 1997, the Reporting Person is the beneficial owner of 2,119,647 shares of Common Stock of the Issuer, constituting approximately 44.5% of the shares of Common Stock outstanding. This number includes 517,647 shares of Issuer's Common Stock issuable to the Reporting Person in November 1997 as more fully described in Items 3 and 4.

        Mallya does not own any shares of the Issuer directly, but may be deemed to share beneficial ownership of all of the shares of Common Stock owned by the Reporting Person by virtue of the relationship described in Item 2.

        To the knowledge of the Reporting Person and Mallya none of the persons described on Schedule 1 owns any shares of the Issuer's Common Stock.

    (b) Subject to the issuance of the additional shares as described in Item 4, the Reporting Person has the sole power to vote and dispose of the 2,119,647 shares of Common Stock owned directly by it. Although the Reporting Person has sole voting rights and dispositive power with regard to such shares, Mallya may be deemed to share voting and dispositive power with regard to such shares by virtue of the relationship described in Item 2.

    (c) None in addition to the transactions described in Item 3.

    (d) Except as described in Item 2, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person or Mallya.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer
        ------------------------------------------------------

        The Reporting Person is a party to the Investment Agreement, the Shareholders' Agreement and the Registration Rights Agreement, which are attached as exhibits hereto and which are incorporated by reference in their entirety herein. The descriptions of such agreements with respect to the Common Stock and the Issuer set forth in Items 3 and 4 are hereby incorporated by reference in their entirety in response to this Item 6.

        Except as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits
        --------------------------------

        1.   Agreement of Joint Filing

        2. Investment Agreement, dated as of October 24, 1997 by and between Mendocino Brewing Company, Inc. and United Breweries of America, Inc.

        3. Refundable Deposit Agreement, dated as of May 2, 1997, by and between The UB Group and Mendocino Brewing Company, Inc. (incorporated by reference to Exhibit 19.3 of Issuer's Form 10-QSB for the quarter ended March 31, 1997).

        4. Shareholders' Agreement, dated as of October 24, 1997, by and among Mendocino Brewing Company, Inc., H. Michael Laybourn, Norman H. Franks, Michael F. Lovett, John Scahill, Don Barkley and United Breweries of America, Inc.

        5. Registration Rights Agreement, dated as of October 24, 1997, by and among Mendocino Brewing Company, Inc., United Breweries of America, Inc., H. Michael Laybourn, Norman H. Franks, Michael F. Lovett, John Scahill, and Don Barkley.

       After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 1997

                                  UNITED BREWERIES OF AMERICA, INC.


                                  By: /s/ VIJAY MALLYA
                                  --------------------
                                  Name: Vijay Mallya
                                  Title: Chairman and Chief Executive Officer


                                  VIJAY MALLYA


                                  By: /s/ VIJAY MALLYA
                                  --------------------
                                  Vijay Mallya

                                 EXHIBIT INDEX
                                 -------------
                                                                     Exhibit
                                                                   Sequentially
                                                                   Numbered Page
                                                                   -------------
1.      Agreement of Joint Filing

2. Investment Agreement, dated as of October 24, 1997 by and between Mendocino Brewing Company, Inc. and United
        Breweries of America, Inc.

3. Refundable Deposit Agreement, dated as of May 2, 1997, by and between The UB Group and Mendocino Brewing Company, Inc. (incorporated by reference to Exhibit 19.3 of Issuer's Form 10-QSB for the quarter ended March 312, 1997)

4. Shareholders' Agreement, dated as of October 24, 1997, by and among Mendocino Brewing Company, Inc., H. Michael
        Laybourn, Norman H. Franks, Michael F. Lovett, John Scahill, Don Barkley and United Breweries of America, Inc.

5. Registration Rights Agreement, dated as of October 24, 1997, by and among Mendocino Brewing Company, Inc., United
        Breweries of America, Inc., H. Michael Laybourn, Norman
        H. Franks, Michael F. Lovett, John Scahill, and Don Barkley.

                                  SCHEDULE 1



        The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each officer and director of United Breweries of America, Inc. (including Vijay Mallya). Unless otherwise indicated, the address of each officer and director is the address of his employer.

                                                        Employment Information
                                                        ----------------------
                                                                          Name and Address
Name               Citizenship   Occupation                               of Employer                 Business of Employer
----               -----------   ----------                               -----------------           --------------------
Vijay Mallya       India         Chairman, The UB Group and Chairman      Three Harbor Drive,         Beer and spirits
                                 and Chief Executive Officer of United    Suite 115,                  manufacturer and seller.
                                 Breweries of America, Inc.               Sausalito,
                                                                          California 94965

O'Neil Nalavadi    India         Senior Vice President,                   Three Harbor Drive,         Beer and spirits
                                 The UB Group and Director,               Suite 115,                  manufacturer and seller.
                                 United Breweries of America, Inc.        Sausalito,
                                                                          California 94965

Harmohan S. Bedi   India         Vice President, The UB Group and         Three Harbor Drive,         Beer and spirits
                                 Director, United Breweries               Suite 115,                  manufacturer and seller.
                                 of America, Inc.                         Sausalito,
                                                                          California 94965

Sushil Malhotra    India         Private Business Owner and               c/o United Breweries        Restaurant
                                 Director, United Breweries                of America, Inc.
                                 of America, Inc.                         Three Harbor Drive,
                                                                          Suite 115,Sausalito,
                                                                          California 94965

Anil Pisharody     India         Vice President, UB Information and       Three Harbor Drive,         Information Technology
                                 Consultancy Services and Director,       Suite 115,                  Consulting
                                 United Breweries of America, Inc.        Sausalito,
                                                                          California 94965